

December 19, 2011

<u>Via E-mail</u>
Martin Smiley
Chief Financial Officer and General Counsel
mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, CT 06854

> **Re: mPhase Technologies, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 9, 2011**
> **File No. 333-177248**

Dear Mr. Smiley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Fee Table</u>

1.   Please revise your registration statement as appropriate to consistently disclose the number of shares in this offering. We note for example the disclosure in note (4) to the fee table that the number of shares issuable under the equity line is 250,000. Refer to prior comment 5.

<u>Prospectus Summary, page 5</u>

2.   Please include a discussion of the likelihood that the company will ever receive, or will ever need, the full amount of proceeds available under the equity purchase agreement. Disclose the number of shares you could issue to receive the maximum investment amount under the equity line based upon the current price of your common stock. If you are unlikely to receive the full $10 million, explain how you chose the particular dollar amount.

3.   Please include disclosure regarding the full discounted price at which Dutchess Opportunity will receive the shares, clearly explaining the impact of the commitment and fee shares issued to Dutchess.

Summary of Shares offered by the Selling Shareholders, page 7

4.   We note your response to prior comment 4 that the 75% convertible note feature relates to a note issued in March of 2010. However, the disclosure in the third paragraph under the heading "Long Term Convertible Debentures" on page 105 says that "[o]n September 13, 2011 the Company issued a second Convertible Note to John Fife," and that "[t]he instrument is convertible into the Company's common stock at 75% of the volume weight average price…" Please reconcile. If the convertible note discussed on page 105 is a different note than the note discussed on page 7, as indicated in your response, please revise your disclosure to make this clear.

Risk Factors, page 8

5.   Please provide risk factor disclosure that accounts for risks associated with the equity purchase agreement. For example, discuss the likelihood that you will have access to the full amount available under the equity line. Specifically address the limitations in the purchase agreement on your ability to sell shares to Dutchess.

6.   Please expand your risk factor disclosure to discuss in specific detail the effects on the market price of your common stock and dilution to common shareholders resulting from the sale of stock under the equity purchase agreement. In this regard, clearly disclose:

- As of the latest practicable date, the amount of common shares that you would issue assuming the company requested the full $10 million under the agreement with Dutchess Opportunity, the percentage of the total outstanding common shares this amount represents, and that due to the floating purchase price under the equity line you do not know the exact number of shares that you will issue under the equity line.

- That the purchase price under the agreement with Dutchess is based upon the lowest sales price at the then-prevailing market price and, as a result, the lower the stock price at the time Dutchess purchases the stock, the more common shares Dutchess will receive.

- That to the extent Dutchess purchases and then sells its common stock, the common stock price may decrease due to the additional shares in the market. This could allow Dutchess to receive greater amounts of common stock in subsequent puts by the company, the sales of which would further depress the stock price.

- That the shares under the equity line may result in substantial dilution to the interests of other holders of common stock since Dutchess may sell the full amount issuable under the equity line. In this regard, disclose that, even though Dutchess may not receive shares amounting to more than 4.99% of the outstanding shares on the closing date, this restriction does not prevent Dutchess from selling some of its holdings and then receiving additional shares. In this way, Dutchess could sell more than the 4.99% limit while never holding more than the limit.

- A table that shows the number of shares that could be issued based upon a reasonable range of market prices. The range should include market prices 25%, 50% and 75% below the most recent actual price.

Revise other applicable sections of your prospectus as appropriate.

Item 15. Recent Sales of Unregistered Securities, page 99

7. Please tell us where you have provided the information required by Regulation S-K Item 701 with respect to the common stock issued to Dutchess Opportunity to cover the commitment and transaction fees.

Signatures

8. Please revise the signatures <u>below</u> the text on page 110 to identify the signature of your principal accounting officer or controller. Refer to prior comment 9.

Exhibits

9. Please file a currently dated consent from the auditors that prepared the report on your financial statements as of June 30, 2010 and June 30, 2011.

Exhibit 5.1

10. Please reconcile the number of shares disclosed in the first paragraph with the total shares disclosed in the fee table.

11. We note the opinion indicates that the shares will be legally and validly issued, fully paid and non-assessable when issued "in accordance with the terms of conversion of the Convertible Notes." Since some shares are being issued pursuant to a convertible note, some shares upon the exercise of a warrant, some shares are being issued for the commitment and transaction fee and others under the equity line, please file an opinion which addresses all of the shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Louis Rambo at (202) 551-3289 or Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director